Mail Stop 3561

July 24, 2007

John C. Cirone
Senior Vice President and General Counsel
Quicksilver Gas Services LP
777 West Rosedale Street, Suite 300
Forth Worth, TX 76104

       Re: **Quicksilver Gas Service LP**
                 Amendment No. 3 to Registration Statement on Form S-1
                 Filed July 17, 2007
                 File No. 333-140599

Dear Mr. Cirone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Quicksilver Gas Services LP
Quicksilver Gas Services GP LLC

1. Please update the financial statements of the registrant. See Rule 3-12 of Regulation S-X. Also, please advise or update the general partner's financial statements if there has been a change in the financial condition of the general partner subsequent to February 6, 2007 or it is reasonably possible that the general partner will provide financial assistance to the registrant.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3201 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Michael O'Leary, Esq.
        Andrews Kurth LLP